

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 22, 2018

Mail Stop 4631

<u>Via E-Mail</u>
Capstone Systems Inc.
Mr. Xu Jiyuan
Chief Financial Officer
25/F, First Trade Building, 985 Dong Fang Road, Pudong Xinqu
Shanghai, China, 200000

> **Re:** **Capstone Systems Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2017**
> **Filed September 13, 2017**
> **File No. 333-207100**

Dear Mr. Jiyuan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief
        Office of Manufacturing and
        Construction